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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          Catalyst Lighting Group, Inc.
                         (formerly Wentworth III, Inc.)
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   950704 10 6
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                                 (CUSIP Number)

                          Catalyst Lighting Group, Inc.
                      6777 Camp Bowie Boulevard, Suite 233
                              Fort Worth, TX 76116
                                 (800) 433-7753
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 27, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.     950704 10 6
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1.   Names of Reporting  Persons.  I.R.S.  Identification  Nos. of above persons
     (entities only).
     Dennis H. Depenbusch......................................................
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)   ..........X..........................................................
    (b)   .....................................................................
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3.   SEC Use Only
    ...........................................................................
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4.   Source of Funds (See Instructions) (See item 3).......PF..................
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e) .......................................................
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6.   Citizenship or Place of Organization
     U.S.A.....................................................................
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Number of          7. Sole Voting Power ..............................3,350....
Shares
Beneficially       8. Shared Voting Power ........................1,607,624....
Owned by
Each               9. Sole Dispositive Power.........................3,350.....
Reporting
Person With       10. Shared Dispositive Power ..................1,607,624.....
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person ....1,610,974
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) .......................................................
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13.  Percent of Class Represented by Amount in Row (11) ..............47.5%....
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14.  Type of Reporting Person (See Instructions)
     ...IN.....................................................................
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CUSIP No.     950704 10 6
-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
     Darcilyn H. Depenbusch....................................................
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)   .....................................................................
    (b)   ..........X..........................................................
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3.   SEC Use Only
    ...........................................................................
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4.   Source of Funds (See Instructions) (See item 3).......PF..................
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e) .......................................................
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6.   Citizenship or Place of Organization
     U.S.A.....................................................................
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Number of          7. Sole Voting Power .......................................
Shares
Beneficially       8. Shared Voting Power .......................1,607,624.....
Owned by
Each               9. Sole Dispositive Power...................................
Reporting
Person With       10. Shared Dispositive Power ..................1,607,624.....
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person ....1,607,624
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) .......................................................
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13.  Percent of Class Represented by Amount in Row (11) ..............47.4%....
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14.  Type of Reporting Person (See Instructions)
     ...IN.....................................................................


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CUSIP No.     950704 10 6
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1.   Names of Reporting  Persons.  I.R.S. Identification  Nos. of above persons
     (entities only).
     The Dennis H. Depenbusch Revocable Trust.....###-##-####..................
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)   .....................................................................
    (b)   ...........X.........................................................
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3.   SEC Use Only
    ...........................................................................
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4.   Source of Funds (See Instructions) (See item 3).......PF..................
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e) .......................................................
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6.   Citizenship or Place of Organization
     Kansas....................................................................
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Number of          7. Sole Voting Power ..........................1,607,624....
Shares
Beneficially       8. Shared Voting Power .....................................
Owned by
Each               9. Sole Dispositive Power......................1,607,624....
Reporting
Person With       10. Shared Dispositive Power ................................
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person .1,607,624...
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) .......................................................
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13.  Percent of Class Represented by Amount in Row (11) ..............47.4%....
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14.  Type of Reporting Person (See Instructions)
     ...OO.....................................................................

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ITEM 1.  SECURITY AND ISSUER.

     This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock") of Catalyst Lighting Group, Inc. (formerly Wentworth III, Inc.), whose principal executive offices are located at 6777 Camp Bowie Boulevard, Suite 233, Fort Worth, TX 76116 (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.

     (a) The names of the reporting persons filing this statement are Dennis H. Depenbusch ("Mr. Depenbusch"), Darcilyn H. Depenbusch ("Mrs. Depenbusch") and the Dennis H. Depenbusch Revocable Trust (the "Trust").

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     (b) The business address of each of Mr. Depenbusch, Mrs. Depenbusch and the
Trust is c/o Catalyst Lighting Group, Inc., 6777 Camp Bowie Boulevard, Suite 233, Fort Worth, TX 76116.

     (c) Mr. Depenbusch is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer, 6777 Camp Bowie Boulevard, Suite 233, Fort Worth, TX 76116. The Issuer is the sole owner of all partnership units of Whitco Company, LP ("Whitco") a nationwide marketer and distributor of steel and aluminum outdoor lighting poles. Mr. Depenbusch is also the Co-Trustee of the Trust. Mrs. Depenbusch is a Co-Trustee of the Trust. The Trust was formed for estate planning purposes.

     (d) Neither Mr. Depenbusch nor Mrs. Depenbusch have been convicted in any criminal proceedings during the last five years. The Trust has not been convicted in any criminal proceedings during the last five years.

     (e) Neither Mr. Depenbusch nor Mrs. Depenbusch have been a party to any civil proceedings during the last five years. The Trust has not been a party to any civil proceedings during the last five years.

     (f) Both Mr. Depenbusch and Mrs. Depenbusch are citizens of the United States. The Trust is organized under the laws of the State of Kansas.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Both Mr. Depenbusch individually and the Trust acquired the securities as a result of the acquisition of all of the partnership units of Whitco by the Issuer in exchange for an aggregate of 2,991,368 shares of Common Stock (the "Acquisition"). Both Mr. Depenbusch individually and the Trust were partners in Whitco prior to the Acquisition. The single partnership unit of Whitco owned by Mr. Depenbusch was converted to 3,350 shares of Common Stock. The 479.82 partnership units owned by the Trust in Whitco were converted to 1,607,624 shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

     Both Mr. Depenbusch individually and the Trust acquired the securities as a result of the Acquisition. Both Mr. Depenbusch and the Trust were partners in Whitco prior to the Acquisition. The securities issued by the Issuer to Mr. Depenbusch and the Trust were issued as a result of the Acquisition and for no other reason.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Depenbusch beneficially owns an aggregate of 1,610,974 shares of Common Stock, representing 47.5% of the outstanding shares of Common Stock of the Issuer (based, as to the number of outstanding shares, upon the Issuer's Form SB-2 filed August 12, 2003, with respect to the Acquisition). Mrs. Depenbusch beneficially owns an aggregate of 1,607,624 shares of Common Stock, representing 47.4% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form SB-2 filed August 12, 2003, with respect to the Acquisition). The Trust beneficially owns an aggregate of 1,607,624 shares of Common Stock, representing 47.4% of the outstanding shares of Common Stock of the Issuer (based, as to the number of outstanding shares, upon the Issuer's Form SB-2 filed August 12, 2003, with respect to the Acquisition).

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     (b) Mr.  Depenbusch  has sole  power  to vote and  dispose  or  direct  the disposition thereof with respect to the 3,350 shares of common stock owned individually by him. Mr. Depenbusch has the shared power with Mrs. Depenbusch, the only other trustee of the Trust, to vote and dispose, or direct the disposition, of the 1,607,624 shares of Common Stock owned by the Trust.

     (c) 3,350 shares reported herein were acquired by Mr. Depenbusch from the Issuer pursuant to the Acquisition on August 27, 2003. 1,607,624 shares reported herein were acquired by the Trust from the Issuer pursuant to the Acquisition on August 27, 2003.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,350 shares of Common Stock owned by Mr. Depenbusch individually. Mr and Mrs. Depenbusch are known to have the shared right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,607,624 shares of Common Stock owned by the Trust.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The securities discussed herein are the result of the Securities Exchange Agreement executed by and between Whitco and the Issuer (the "Exchange Agreement").

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exchange Agreement.

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              September 3, 2003

                               /s/ Dennis H. Depenbusch
                              --------------------------------------------
                              Dennis H. Depenbusch


                              September 3, 2003


                               /s/ Dennis H. Depenbusch
                              --------------------------------------------
                              Dennis H. Depenbusch, Co-Trustee
                              of the Dennis H. Depenbusch Revocable Trust


                              September 3, 2003


                               /s/ Darcilyn Depenbusch
                              --------------------------------------------
                              Darcilyn Depenbusch, Co-Trustee
                              of the Dennis H. Depenbusch Revocable Trust


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